Exhibit 99.1

                          Completel [graphic omitted]

                        Jerome de Vitry, President & CEO
                 Alexandre Westphalen, Chief Financial Officer
                          Invite you to participate in

                             Completel Europe N.V.
                       2nd Quarter 2003 Earnings Release

                                Conference Call
                                ---------------

Date:                  Thursday 7th August 2003
Time:                  16H00 CET/ 10H00 EST

Dial In:               From Europe: 00 800 4444 4411
                       From the UK: 00 800 4444 4411 or 020 8410 1215
                       From the USA: + 1 800 513 7968
                       International Dial In Number: 00 44 8410 1215

Password:              FIBER

A copy of the slide presentation will be available on Completel's website 1 hour before the conference call at: www.completel.com.


Replay:                             Available from August 7, 2003
------                              until end of business August 21, 2003

                                    From Europe: + 44 20 8288 4459
                                    From the UK: 020 8288 4459
                                    From the USA: + 1 866 484 2564

Access Code:                        659522
-----------

Please call in 5 minutes before the call to be connected. You will be asked to give your name, phone number and password to the operator. This call will be a 30 minutes presentation followed by a Q & A session

Should you have any questions regarding the conference, please call Julien Nau, Investor Relations, at + 33 1 72 92 20 33